n.a. 10/13

SEC
Mail Processing
Section

AUG 3 1 2009

Washington, DC
121

SECURI 09042501 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 15266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planned Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9265 Counselors Row, Suite 150
(No. and Street)

Indianapolis	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Donald Steel (317) 575-8804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, G. Donald Steel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Investment Co., Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President/CEO

Title

LISA LOUISE LAURIA
NOTARY PUBLIC
SEAL
STATE OF INDIANA
My Commission Expires May 7, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Planned Investment Co., Inc.

We have audited the accompanying statement of financial condition of Planned Investment Co., Inc. as of June 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planned Investment Co., Inc. as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 6, 2009

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 205,906
Receivable from broker/dealers	67,577
Office furniture and equipment (net of accumulated depreciation of $146,699)	23,849
Secured demand notes receivable	100,000
Other assets	13,828
TOTAL ASSETS	$ 411,160

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 42,655
Commissions payable	24,021
Subordinated liabilities	100,000
Total Liabilities	$ 166,676
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 8,000 shares; issued and outstanding 5,500 shares	$ 17,897
Additional paid-in capital	3,577
Retained earnings	223,010
Total Shareholders' Equity	$ 244,484
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 411,160

The accompanying notes are an integral part of this financial statement.

PLANNED INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Indiana on September 26, 1969. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and the related expense arising from securities transactions are recognized on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when originally purchased by the Company and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Deposit with Clearing Broker/dealer - Included in Receivable from broker/dealers on the statement of financial condition is a deposit with the Company's Clearing Broker/dealer that has been provided by the Company to assure its performance under the terms of its clearing agreement (See Note 6). The deposit consists of $26,009 invested in a security registered under the Investment Company Act of 1940 which is considered a cash equivalent and has been valued using Level 1 inputs as defined by SFAS No. 157. No differences between the valuation amounts and the amounts originally invested exist.

Valuation of Securities and Cash Equivalents - The valuation procedures for the aforementioned deposit and the procedures for valuing cash equivalents of $182,417 which are included with cash on the statement of financial condition and are also valued using Level 1 inputs, are in compliance with FASB Statement No. 157 (SFAS No. 157). SFAS No. 157 creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques. Level 1 inputs, as defined by SFAS No. 157, are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. No Level 2 and 3 inputs, as defined by SFAS No. 157 have been applied to value any assets or liabilities reflected in these financial statements at the financial statement date.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of securities owned, are recognized in different years for financial and tax reporting purposes.

Office Furniture and Equipment - Depreciation is provided using the straight-line method over five and seven year periods.

NOTE 2 - RETIREMENT PLAN

The Company has a profit-sharing plan and a deferred compensation plan commonly referred to as a 401(k) Plan. Under the terms of the plan, employees become eligible on the first day of the month following the date they have completed one year of service (1000 hours in the plan year) and attain age 21. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Company matching contributions to the 401(k) Plan for the year ended June 30, 2009 were $24,819. This amount is included in commissions, other compensation and related benefits on the statement of income.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at June 30, 2009, are as follows:

Liabilities Pursuant to a Secured Demand Note	
Collateral Agreement:	
5% Expires March 2, 2015	$ 50,000
5% Expires March 2, 2015	50,000
Total Subordinated Liabilities	$ 100,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Both subordinated lenders are related parties of the Company.

NOTE 4 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with George B. Steel, Jr. and Associates, Inc., a life insurance agency. The two companies share office space and other administrative services. The Company was reimbursed $7,977 by George B. Steel, Jr. and Associates, Inc. for various operating expenses.

Through common ownership and management, the Company is also affiliated with Hoosier Trust Company, a State of Indiana chartered trust company. The Company earned $6,174 in advisor fees from accounts held at Hoosier Trust Company.

NOTE 5 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward for federal income tax purposes of $34,979 which expires on various dates beginning July 1, 2024.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby that Clearing Broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the Company may not have any similar agreements with other broker/dealers, except to accommodate transactions not covered by this agreement. The Clearing Broker/dealer may terminate the agreement by giving 30 days prior

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

written notification and either party may terminate immediately with cause. Other terms of the agreement put restrictions on one party hiring the other party's employee(s) without written consent of the other party. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - LEASE COMMITMENTS

Occupancy Leases - The Company leases office space at two locations. The terms of one lease agreement, dated March 13, 2008 and effective April 1, 2008, state that the lease is on a month to month basis. The expense relating to this office space was $3,500 for the year ended June 30, 2009.

On August 13, 2007, the Company entered into an agreement for office space effective September 1, 2007 and expiring on January 31, 2015. The agreement contains provisions for a rent free period and future rent increases. The total amount of minimum rental payments due over the original lease period is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent obligation which is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition. On June 30, 2009, the liability for the deferred rent obligation was $27,351. In addition, the Company has an option to extend the lease period for five years. The expense relating to this office space was $72,933 for the year ended June 30, 2009.

PLANNED INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2009

NOTE 7 - LEASE COMMITMENTS - *(Continued)*

Service Agreement - Effective October 1, 2008, the Company entered into an operating lease agreement for computer technical services with an initial term of three years. The agreement is automatically renewable for additional three year terms, unless 60 days written notice is given prior to the expiration of the current term. Total expenditures relating to this service agreement were $8,626 for the year ended June 30, 2009.

Minimum annual rentals under these noncancellable operating leases, exclusive of adjustments to the deferred rent obligation and exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30	Occupancy	Service	Total
2010	$ 71,567	$ 11,496	$ 83,063
2011	73,196	11,496	84,692
2012	74,826	2,874	77,700
2013	76,455	-0-	76,455
2014	78,085	-0-	78,085
2015	46,104	-0-	46,104
Total	$420,233	$ 25,866	$446,099

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2009 the Company's net capital and required net capital were $285,886 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 23%.

NOTE 9 - CASH FLOWS

On the statement of cash flows, the cash and cash equivalents balance at June 30, 2008 has been increased by $179,543. That amount was originally classified as securities owned on the statement of financial condition as of that date, but has been reclassified primarily due to the implementation of SFAS No. 157.

NOTE 10 - CONTINGENCY

On July 21, 2009, the Company received a letter from a former registered representative threatening legal action against the Company for actions the Company took after the representative terminated his employment with the Company. As of August 6, 2009, the Company has not received any notice of formal action regarding this matter.

PLANNED INVESTMENT CO., INC.

SUPPLEMENTAL SIPC REPORT

JUNE 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Planned Investment Co., Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Planned Investment Co., Inc. for the period ended June 30, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period July 1, 2008 to June 30, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Planned Investment Co., Inc. taken as a whole.

Dunleavy & Company P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 6, 2009

PLANNED INVESTMENT CO., INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 150
Less Payments Made:		
Date Paid	Amount	
01-12-09	$ 150	
		(150)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ -0-
Payment made with Form SIPC 7T		$ -0-

See Accountant's Report

PLANNED INVESTMENT CO., INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED JUNE 30, 2009

Total revenue	$ 253,237
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	221,888
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	5,588
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	3,631
Other	7,274
Total deductions	$ 238,381
SIPC NET OPERATING REVENUES	$ 14,856
GENERAL ASSESSMENT @ .0025 *Not less than $150 minimum*	$ 150

See Accountant's Report